Exhibit 99.1

Moxian Appoints a New CEO

Hong Kong, September 20, 2021 (GLOBE NEWSWIRE) – Moxian (BVI) Inc. (“Moxian” or the “Company”) (NASDAQ: MOXC), an Internet media marketing services provider, is pleased to announce today that it has appointed Mr. Conglin (Forrest) Deng as its Chief Executive Officer of the Company, with immediate effect.

Mr. Forrest Deng, who is also a director of the Company, will be responsible for identifying and managing new business opportunities for the Company as it seeks to forge a path of sustained profitability. Aged 38, Mr. Deng has served as the General Manager of Beijing Jiuteng Investment Limited since 2016, where he was responsible for managing its blockchain and bitcoin mining related investments. Prior to this engagement, he was a co-founder of a company involved in the operation of online games and games publishing.

Mr. Deng graduated from the Beijing Foreign Studies University in 2007, with a major in English.

Mr. Deng does not have any interest in the shares of the Company and has signed a renewable three- year agreement with the Company, with a base salary of $120,000 per annum. The Board will grant Mr. Deng 600,000 Restricted Stock Units (“RSUs”) of the Company to acquire an equal number of common shares of the Company subject to shareholders’ approval. The RSUs will vest evenly over the period of his employment with the Company.

In congratulating Mr. Deng on his appointment, Mr. Hao Qinghu, the Chairman, said “With Forrest to lead the management team, we are confident that his experience and entrepreneurship will bring fresh vigour to the Company, as it embarks on new investment opportunities.”

About Moxian (BVI) Inc

Founded in 2013, Moxian (BVI) Inc, formerly Moxian, Inc., is based in Hong Kong SAR, China, with subsidiaries in Beijing, Hong Kong and Malaysia. It is involved in Internet media marketing.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of China’s internet media marketing industry; ability to develop new products and services; demand and acceptance of our services; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Tan Wanhong

Chief Financial Officer

Tan.wanhong@moxiangroup.com